ADDENDUM TO MASTER LEASE AGREEMENT




       THIS ADDENDUM TO MASTER LEASE AGREEMENT (this "Addendum") is made this 12th day of May, 1995, and supplements that certain Master Lease Agreement dated June 6, 1994 (the "Master Lease"), by and between First Interstate Bank of Arizona, N.A. ("Lessor"), and Cerprobe Corporation, an Arizona corporation ("Lessee").

       Supplementing the terms of the Master Lease, Lessor and Lessee agree as follows:

       l. Unless otherwise defined in this Addendum, capitalized terms shall have the same meanings set forth in the Master Lease.

       2. To the extent that the provisions of this Addendum can be interpreted as consistent with the terms of the Master Lease and any Equipment Schedules executed in connection therewith, the terms of this Addendum, the Master Lease, and such Equipment Schedules shall be read together as a consistent agreement. To the extent of any inconsistency among the Master Lease, the Equipment Schedules, and this Addendum, the terms and provisions of this Addendum shall control.

       3. All equipment lease pursuant to the Master Lease shall be evidenced by an Equipment Schedule, which Equipment Schedule shall set forth specific terms and conditions with regard to the Equipment described therein. This Addendum, the Master Lease, and the Equipment Schedules together shall establish the terms and conditions governing the lease of Equipment under the Master Lease. The Master Lease, this Addendum, and the Equipment Schedules shall be referred to in this Addendum as the "Agreement".

       4. Subject to satisfaction of all conditions set forth in the Agreement, Lessee may enter into Equipment Schedules for Equipment having an aggregate Net Cost of up to One Million Dollars ($1,000,000.00) (the "Lease Line"). The Lease Line shall be non-revolving. "Net Cost" means one hundred percent (100%) of Lessor's cost to purchase all Equipment plus the cost of installation of the Equipment at Lessee's place of business as such installation cost may be approved by Lessor in Lessor's sole discretion.

       5. Lessee may enter into Equipment Schedules under the Lease Line for terms ranging between thirty-six (36) and sixty (60) months. The maximum term of each Equipment Schedule shall be equal to the useful economic life of the applicable Equipment as Lessor may determine in Lessor's sole discretion. Notwithstanding the useful economic life of the applicable Equipment, the minimum term of an Equipment Schedule shall be thirty-six (36) months.

       6. Lessee's right to enter into Equipment Schedules under the Lease Line shall expire on April 27, 1996. Lessee must accept delivery of all Equipment, and the Equipment Schedule Acceptance Deadline shall be, no later than April 27, 1996.

       7. All Equipment Schedules will be funded at a fixed rate equivalent to like tenor Treasury notes plus 2.0% at the time of funding. Treasury rates shall be defined as those issued weekly in the Federal Reserve Boards weekly H.15 report.

       8. Lessee Agrees that unless Lessor agrees otherwise in writing, Lessee shall comply with all terms and covenants (financial or otherwise) of that certain Loan Agreement dated April 30, 1995 between Lessee and Lessor, as subsequently amended, whether or not any amounts remain outstanding under such Loan Agreement or such loan agreement has been terminated.

       9. Lessee recognizes that Lessor has incurred and will continue to incur certain costs and expenses in connection with establishment maintaining, servicing, and administering the credit facility. To ensure that Lessor is able to recover such costs and expenses, Lessee agrees that, Lessor shall be entitled to collect the following facility charge, which Lessee hereby promises and agrees to pay: So long as Lessor shall have any obligation to extend or continue credit to Lessee in any form, Lessee shall pay to lessor on the last day of each and every calendar quarter a non-refundable commitment fee in the amount of 1/4 of 1% (percent) of unused balance of the Lease Line during the preceding calendar quarter.

Cerprobe Corporation                     First Interstate Bank of Arizona, N.A.

By: /s/ Zane Close                       By: /s/ Michael J. Hutchenson
   ---------------------------               --------------------------------

n:\Mike
Addendum.Doc:2